# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## November 22, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## 500.com Limited

### File No. 333-191844  - CF#27027

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     500.com Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form F-1 registration statement filed on October 22, 2013, as amended.

     Based on representations by 500.com Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.37        through December 31, 2015

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Elizabeth M. Murphy
          Secretary